[SIMON PROPERTY GROUP LETTERHEAD]

October 12, 2007

VIA EDGAR
Jennifer Gowetski
Attorney-Advisor
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 4561
100 F Street, N.E.
Washington, D.C.  20549

Re:	Simon Property Group, Inc.
Definitive 14A
Filed April 4, 2007
File No. 001-14469

Dear Ms. Gowetski:

I am the Secretary and General Counsel of Simon Property Group, Inc. (the “Company”).  This letter responds to your letter dated August 21, 2007, addressed to David Simon with respect to the Company’s proxy statement noted above.  We appreciate the staff’s agreement to provide this response after we have had an opportunity to review our response with the Compensation Committee of the Board of Directors.

For the sake of convenience of the staff, we have reproduced each comment below with our response following each such comment.

Conflict of Interest Policy, page 8

1.                                      Comment:  We note your conflict of interest policies as discussed on pages 8 and 9. Please describe the material features of these policies and procedures, such as the type of transactions that are covered, the standards to be applied pursuant to such policies and procedures and whether such policies and procedures are in writing. Refer to Item 404(b) of Regulation S-K.

Response:  The Company’s Code of Business Conduct and Ethics (the “Code of Conduct”) and the Audit Committee Charter, both of which are in writing and are available in the About Simon/Investor Relations/Corporate Governance section of the

Company’s website at www.simon.com, set forth the Company’s policies and procedures with respect to conflicts of interest.  The Code of Conduct requires the Company’s directors and executive officers to provide notice to the Company’s General Counsel of the facts and circumstances of any proposed related person transaction, which is defined in the Audit Committee Charter as any transaction in which any executive officer, director, director nominee or more than 5% shareholder of the Company, or any of their immediate family members, has a direct or indirect material interest.  Counsel will then assess whether the proposed transaction is a related person transaction and, if so, the transaction will be submitted to the Audit Committee.  In accordance with the Audit Committee Charter, the Audit Committee may not approve a related person transaction unless (a) it is in, or not inconsistent with, the best interests of the Company and (b) where applicable, the terms of such transaction are at least as favorable to the Company as could be obtained from an unrelated third party.

In addition, as described in the 2007 proxy statement, the Company’s Restated Certificate of Incorporation, which is available in the About Simon/Investor Relations/Corporate Governance section of the Company’s website, imposes additional requirements with respect to the approval of any proposed transaction in which the Company and any member or affiliate of any member of the Simon family or the DeBartolo family has an interest.  Specifically, any such transaction, in addition to any other vote that may be required, must be approved in advance by a majority of the Company’s independent directors.

The Company will disclose these policies and standards and where they can be found in the proxy statement for its 2008 Annual Meeting of Shareholders.

The Compensation Committee, page 10

2.                                      Comment:  We note your discussion of the compensation committee on pages 10 and 11. Please provide a narrative description of your processes and procedures for the consideration and determination of executive and director compensation. Refer to Item 407(e)(3) of Regulation S-K.

Response:  We believe that the information required by Item 407(a)(3) was included on pages 32 to 36 in the 2007 proxy statement as part of the Compensation Discussion and Analysis.  We will move and expand that discussion in the 2008 proxy statement as a narrative under the description of the Compensation Committee as requested.  Specifically, we will explain the scope of the committee’s authority, any authority delegated to another person, and the role of executive officers in determining or recommending compensation for executive officers and directors.

Compensation Discussion and Analysis, page 31

3.                                      Comment:  Please expand your Compensation Discussion and Analysis to describe what the compensation program is designed to reward and why you chose to pay each element of compensation. Throughout your Compensation Discussion and Analysis, and as to each compensation element, provide an analysis of how you arrived at and why you paid each of the particular levels and forms of compensation for 2006. For example, on page 32, you state that the committee reviews base salaries annually and makes adjustments, in light of past individual performance as measured by both qualitative and quantitative facts and the potential for making significant contributions in the future and that the committee generally considers individual performance factors in addition to your overall performance in a particular year in determining base salary levels. Likewise, on page 36, you mention that meeting targets, evaluation of the executive’s performance and David Simon’s recommendations resulted in compensation levels for that element. Identify the factors considered and analyze how the Committee’s consideration of these factors resulted in the amounts paid for each element and how that compared to the target median values or other benchmarks considered.

Response:  We will expand the Compensation Discussion and Analysis in the 2008 proxy statement to provide a more detailed analysis of how the Compensation Committee arrived at the particular levels and forms of compensation for our executive officers.  We will address the factors considered by the Compensation Committee and how the committee’s consideration of these factors resulted in the amounts paid for each element.

The Compensation Discussion and Analysis will also disclose that the committee has considered other factors in assessing target compensation levels, including its subjective assessment of past individual performance, the individual’s potential for making significant contributions in the future, and the relative importance of the individual’s position to others in our organization.

The Compensation Discussion and Analysis will also explain that when our performance is strong, we expect that the actual compensation paid to executive officers will exceed competitive benchmarks derived from market data for other real estate companies and businesses of comparable size and scope with whom we compete for executive talent.  We will also explain that the actual value realized by the recipient of a restricted stock award will depend on our share price in the future, when the shares vest; therefore, we cannot determine how the actual amounts paid will compare to the market-derived benchmarks.  For this reason, we do not compare actual compensation realized for the named executive officers to the competitive benchmarks.

4.                                      Comment:  We note your statements on pages 32 and 33 regarding the criteria that you use to determine cash incentives as well as the performance measures that you use to determine equity incentives. We further note your statements on pages 36 and 37 that you are not disclosing the specific levels for the FFO performance measure because they represent your confidential financial and operating goals for the year. Please provide the criteria and performance measures used to determine cash incentives and equity incentives for 2006 as well as for 2007. Alternatively, provide on a supplemental basis a detailed explanation of why you believe that disclosure of these targets is not required because it would result in competitive harm such that the targets could be excluded under Instruction 4 to Item 402(b). To the extent that it is appropriate to omit specific goals, discuss and provide more analysis regarding how difficult it will be for the executives or how likely it will be for the registrant to achieve the target goals. Please see Instruction 4 to Item 402(b) of Regulation S-K. We note your disclosure on page 36 that over the past five years, “as a consequence of your sustained record of superior performance,” you met the “stretch” FFO level each year.

Response:  The Company has reviewed this comment in light of the disclosures made in its 2007 proxy statement with respect to its cash and stock incentive programs.  The Company believes that those disclosures provide investors with a full understanding of those programs and the decisions made by the Compensation Committee.

With respect to the cash programs in effect in 2006 and 2007, although these programs used some performance-related criteria, these programs are not “incentive plans,” as defined by Item 402(a)(6)(iii) of  Regulation S-K but rather are closer to traditional discretionary bonus plans.  The amounts paid to the Company’s named executive officers were reported as “bonuses” in the Summary Compensation Table.  As indicated on page 32, a target bonus pool of a fixed amount of dollars was allocated among a total of ten participating executives, including the named executive officers.  The target amounts were expressed as percentages of salaries.  The payment of bonuses was tied to a total of 27 different criteria based on corporate, business unit and individual objectives.  Although some of these criteria were quantitative in nature, for the named executive officers, in general, and David Simon in particular, the criteria were qualitative factors that depend on subjective assessments.  These criteria also varied from participant to participant.  Although the committee did review whether it believed the criteria were achieved, it was the committee’s subjective assessment of each executive officer’s performance which ultimately determined the amount of the bonus. As a consequence, the bonus decisions did not reflect the mechanical outcomes of a predetermined formula.

With respect to the 2005 Stock Incentive Program (paid in 2006) and the 2006 Stock Incentive Program (paid in 2007), the Company believes that it has provided its stockholders with the information necessary to understand how these programs were tied to Company performance.  The 2007 proxy statement explained that the same four objective performance measures were used for both program years.  In each year, 40% of the award depended on whether total stockholder return in the preceding year out-performed two recognized stock indices and identified those indices.  The balance of the award depended on achieving one or both of two levels for FFO per share (a non-GAAP performance measure widely used in the REIT industry) — 25% of the award was tied to achieving a “target” FFO level and 35% of the award was tied to achieving a “stretch” FFO level.  Although the Company did not disclose the specific FFO levels, it explained that the “target” FFO level had been set above the per share FFO guidance the Company had publicly announced at the beginning of the program year that is available to investors.  It also disclosed that the “stretch” FFO level was set above the “target” level.  As a result, the stockholders understand that the Company’s performance as measured by FFO per share had to outperform the publicly available guidance on FFO per share and the relationship between the FFO levels and the compensation payable in the stock incentive programs.  The Company also disclosed that, over the past five years, as a consequence of its sustained record of superior performance (which again is evident from outperforming both the objective external indices and also the FFO guidance), the Company had exceeded the “stretch” FFO level in each of the preceding five years.

In its 2008 proxy statement, the Company will expand the explanation of how the committee’s subjective assessments drive the bonus payments under its cash programs and disclose any factors explicitly considered by the committee in making bonus determinations for the named executive officers.  However, it is possible that the Company will move from its traditional “bonus” plan to one which meets the Commission’s definition of “incentive plan,” in which case, the Company will consider whether the criteria used must be disclosed in accordance with Item 402(b) of Regulation S-K.  In the case of its stock incentive programs, the Company expects to expand the disclosures in the 2007 proxy statement to (1) include an explanation of how the Company computes FFO; (2) repeat the FFO per share guidance the Company has publicly disclosed and (3) review and revise as appropriate its disclosure regarding the likelihood of achievement of the specific FFO levels.

5.                                     Comment:  We note your discussion of the Chelsea incentive plans on page 34. Please revise your disclosure to clarify whether any named executive officers participate in the Chelsea incentive plans and provide a more detailed description of the “compensation units” that have been allocated to the Chelsea senior executives.

Response:  None of the Company’s named executive officers participated in any of the Chelsea incentive plans in 2006.  If the Company discusses the Chelsea incentive plans in its 2008 proxy statement, the disclosure will clarify that issue and describe the “compensation units” in more detail.

Review of Executive Compensation Program, page 35

6.                                     Comment:  We note your disclosure on page 35 that David Simon was entitled to bonuses in recent years, but that he declined the bonuses, increasing the pool available for other participants. We further note the disclosure on the summary compensation table on page 41 that indicates that Mr. Simon received a $1,200,000 bonus. Please revise your disclosure on page 35 to clarify when Mr. Simon declined bonuses.

Response:  If the 2008 proxy statement refers to David Simon’s decisions to forego bonuses in the recent past, the Company will disclose that David Simon declined bonuses with respect to 2003, 2004 and 2005.

2006 Stock Incentive Program (Payable in 2007), page 36

7.                                     Comment:  We note that the 2006 stock incentive program also recognized evaluations of individual performance on a positive or negative basis. Please briefly describe these evaluations and discuss whether such evaluations are based on the same criteria used to determine cash incentives.

Response:  The 2008 proxy statement will expand the discussion of the Company’s use of individual evaluations under the stock incentive program, but will clarify that the Compensation Committee does not use such a process in the case of the Company’s named executive officers.

CEO Compensation, page 37

8.                                     Comment:  We note that Mr. Simon’s bonus was conditioned on achievement of corporate level criteria and the committee’s qualitative evaluation of his individual performance during 2006. Please provide the corporate level criteria and describe the basis for the committee’s qualitative evaluation of his individual performance, including any performance measures relied upon.

Response:  As discussed in response to Comment 2 above, the Company will include a more detailed description of the Compensation Committee’s compensation processes and procedures.  We will explain that in determining cash incentive awards for the CEO, as well as the other named executive officers, the committee has considered stockholder value creation, earnings growth, successful acquisition and development activity, improvement in operational efficiencies, and achievement of other business priorities.  There has been no particular weighting of the factors.  Instead, the committee has used its assessment of performance relative to these factors as a guideline in determining Mr. Simon’s cash incentive award.

The 2008 proxy statement will also explain that the Compensation Committee also takes into consideration the Board’s subjective assessment of the CEO’s performance.  As explained in the response to Comment 4 above, there have been no specific quantitative performance measures for the CEO’s participation in the cash plan.  With respect to the cash award for 2006, the Compensation Committee took into account its perception of how Mr. Simon’s leadership was instrumental in the effective communication and execution of business strategies, which drove our strong financial, operational, and stock market performance.

As you requested, I hereby acknowledge on behalf of the Company that:

•                     the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                     staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                     the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If I can be of assistance in answering any additional questions in connection with this response, please call me at (317) 263-7083.

Very truly yours,

/s/ James M. Barkley

James M. Barkley